U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


                                                SEC FILE NUMBER:  0-223846
                                                CUSIP NUMBER:

[X] Form 10-K and Form 10KSB             [ ] Form 20-F             [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB            [ ] Form N-SAR

-----------------------------------
For Period Ended: December 31, 1997

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

--------------------------------------------------------------------------------

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.


--------------------------------------------------------------------------------

PART I--REGISTRANT INFORMATION

--------------------------------------------------------------------------------


Full Name of Registrant: Minnesota Brewing Company ("Registrant")

Former Name if Applicable:  Not applicable

Address of Principal Executive Office (Street and Number): 882 West Seventh
Street

City, State and Zip Code: Saint Paul, MN 55201

--------------------------------------------------------------------------------

PART II--RULES 12b-25(b) AND (c)

--------------------------------------------------------------------------------


If the subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         [X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X](b) The subject Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

         [ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


--------------------------------------------------------------------------------

PART III--NARRATIVE

--------------------------------------------------------------------------------

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

          During the year ended December 31, 1997, the Registrant had a number of significant developments including (i) the election of a new Chief Executive Officer in May 1997, (ii) the appointment of a new Chief Financial Officer in June 1997 and (iii), the reporting by the Company of losses in each of the first three quarters of the fiscal year. The Company is in the process of reviewing all of its assets and inventory to ensure that any previously established allowances and reserves remain sufficient. For these reasons, the Registrant was unable to complete the Form 10-K prior to March 31, 1998 without unreasonable effort or expense.

            In March 1997, the Company reported that it achieved net sales of $24.9 million and a net loss of $1.9 million for the year ended December 31, 1996. The 1996 loss included a fourth quarter loss of $1.6 million. Through September 30, 1997, the Company had reported revenues of $14.6 million and a loss of $3.4 million. The Company expects to report a loss in the fourth quarter December 31, 1997, but expects the loss to be less than the loss in the fourth quarter of 1996.

--------------------------------------------------------------------------------

PART IV--OTHER INFORMATION

--------------------------------------------------------------------------------

         (1) Name and telephone number of person to contact in regard to this notification:

                  Michael Hime            (612)                    228-9173
                  ------------         -----------------------------------------
                     (Name)            (Area Code)            (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) been filed? If the answer is no, identify report(s).

                     [X] Yes                         [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                     [X] Yes                         [ ] No

                  See Part III.



                            MINNESOTA BREWING COMPANY
                            -------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 1, 1998

                                        /s/ Michael Hime
                                        ----------------
                                        Michael Hime Chief Financial Officer